UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
(AMENDMENT NO. 3)
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer))
FARGO ACQUISITION INC.
a wholly owned subsidiary of
STATOIL ASA
(Names of Filing Persons (Offerors)) Common Stock, par value $0.01 per share (Title of Class of Securities)
109178 10 3
(CUSIP Number of Class of Securities)
Torgrim Reitan
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G. Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 4,442,601,588	$ 509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$509,122	Filing Party:	Statoil ASA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 28, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).
US 1142545v.1

     This Amendment No. 3 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 28, 2011 by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), and amended on November 1, 2011 and November 7, 2011 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Fargo Acquisition Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Statoil (“Purchaser”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”). A copy of the Offer to Purchase is filed with the Schedule TO as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B). Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of Statoil.
Item 11. Additional Information.
     (a) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Litigation” is hereby amended and supplemented by adding the following at the end thereof:
     “On November 9, 2011, a seventh putative class action was filed in the federal district court for the Western District of Texas, Austin Division purportedly on behalf of a class of stockholders of Brigham: Joan Martinez v. Ben M. Brigham, et al.; Civil Action No. 1:11-CV-961 (the “Martinez Complaint”). The Martinez Complaint names as defendants Brigham, certain of its officers and directors, Statoil, and Purchaser. The Martinez Complaint seeks certification of a class of Brigham stockholders and generally alleges violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act and breach of fiduciary duties by Brigham’s officers and directors. Specifically, it challenges (1) the valuation of Brigham as a company, (2) certain terms of the Merger Agreement (including the No-Solicitation provision, the Top-Up Option, the Termination Fee, and others), and (3) the process by which Statoil’s offer was evaluated and approved, including the alleged failure to adequately conduct an appropriate sale process. It also alleges that certain of Brigham’s officers and directors have material conflicts of interests due to their unvested stock options, restricted shares that can be converted upon sale of Brigham, and employment and consulting agreements with Statoil. In addition, the Martinez Complaint alleges that Statoil and/or Purchaser aided and abetted the purported breaches of fiduciary duties by Brigham’s directors. It further alleges that the Solicitation/Recommendation Statement on Schedule 14D-9 violates the Securities Exchange Act because it omits and/or misrepresents material information concerning, among other things the sales process for Brigham and the information underlying Jefferies’ fairness opinion. The Martinez Complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescinding, to the extent already implemented any terms of the Merger Agreement, damages to the members of the putative class, attorneys’ fees, and experts’ fees. Statoil and Purchaser believe the Martinez Complaint is without merit and intend to defend themselves vigorously.”
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
(d)(9)	Delegation of Signature Authority for Statoil ASA

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.
By:	/s/ Irene Rummelhoff
	Name:	Irene Rummelhoff
	Title:	President

Statoil ASA
By:	/s/ Irene Rummelhoff
	Name:	Irene Rummelhoff
	Title:	Attorney-in-fact

Dated: November 10, 2011

EXHIBIT INDEX

Exhibit No.	Description
(d)(9)	Delegation of Signature Authority for Statoil ASA